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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING
                                  (Check One)

   [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR For Period Ended: December 31, 1996
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   [  ] Transition Report on Form 10-K
   [  ] Transition Report on Form 20-F
   [  ] Transition Report on Form 11-K
   [  ] Transition Report on Form 10-Q
   [  ] Transition Report on Form N-SAR
   For the Transition Period Ended: ...........................................

_______________________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
_______________________________________________________________________________

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: The notification relates to the entire Annual Report on Form 10-K.
_______________________________________________________________________________


PART I - REGISTRANT INFORMATION
_______________________________________________________________________________

         Full Name of Registrant:   KnowledgeBroker, Inc.
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         Former Name if Applicable:        N/A
                                           ---
         13295 Mira Loma Road
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         Address of Principal Executive Office (Street and Number)

         Reno, Nevada  89511
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         City, State and Zip Code


                                No Exhibit Index
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_______________________________________________________________________________
PART II - RULES 12B-25 (b) AND (c)
_______________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]     The subject annual report, semi-annual report, transition
report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]     The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.


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PART III - NARRATIVE
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         In January 1997, KnowledgeBroker, Inc. (the "Company") transferred responsibility for its accounting from an accounting firm located in Arlington, Texas to an accounting firm located near the Company's corporate offices in Reno, Nevada. Due to delays arising from transition of the accounting function, the Company was not able to provide its independent public accounting firm with a complete and final set of financial statements for the year ended December 31, 1996 in time for the independent public accounting firm to complete an audit of those financial statements before March 31, 1997. The Company believes that completion of the financial statements and the report of the independent public accountants prior to the normal filing date of the subject annual report would require unreasonable expense that would not otherwise be necessary. The Company believes, therefore, that the information required to be filed in the subject annual report is not available without unreasonable effort or expense.





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_______________________________________________________________________________

PART IV - OTHER INFORMATION
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         (1)     Name and telephone number of person to contact in regard to this notification

         Brad Stanley                          (702) 852-5711
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              (Name)                             (Area Code) (Telephone Number)


         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes    [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [ ] Yes    [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.





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Pursuant to the requirements of the Securities Exchange Act of 1934,
KnowledgeBroker, Inc. duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                       KNOWLEDGEBROKER, INC.



Date   April 1, 1997                   By  /s/ JAMES T. ALEXANDER
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                                               James T. Alexander
                                               Executive Vice President





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